

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

<u>Via E-mail</u>
Mr. Nick Tressler
Chief Financial Officer
Senseonics Holdings, Inc.
20451 Seneca Meadows Parkway
Germantown, MD 20876

  Re: **Senseonics Holdings, Inc.**
    Form 10-Q for the quarterly period ended September 30, 2020
    Exhibit No. 10.1 Collaboration and Commercialization Agreement
    Filed November 9, 2020
    File No. 001-37717

Dear Mr. Tressler:

  We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

       Sincerely,

       Division of Corporation Finance